ACT IAA
SECTION 203
RULE 206(4)-3
PUBLIC AVAILABILITY Dec. 8, 2004

[redacted]

December 8, 2004
IM Ref. No. 20041122919
American International Group, Inc.
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to American International Group, Inc. (the "Settling Firm")[1], or any of the Settling Firm's associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[2] notwithstanding a judgment of injunction from the United States District Court for the District of Columbia (the "Final Judgment")[3] that otherwise would preclude such an investment adviser from paying the Settling Firm a solicitation fee.

Our position is based on the facts and representations in your letter dated December 8, 2004, particularly the Settling Firm's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm, which is subject to the Final Judgment;

(2) the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[4]

---

1 The Settling Firm, through its subsidiaries, offers property and casualty and life insurance products to commercial, institutional and individual customers worldwide. The Settling Firm's global businesses also include retirement services, financial services and asset management.

2 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

3 *Securities and Exchange Commission v. American International Group, Inc.*, 04 Civ 2070 (D.D.C. Dec. 7, 2004).

4 Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an

5272

(3) it will comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest and any other civil or administrative penalties or fines; and

(4) for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

---

investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

The entry of the Final Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firm from Section 9(a) of the Investment Company Act, would prohibit the Settling Firm and its associated persons from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to Section 9(c) of the Investment Company Act, certain affiliates of the Settling Firm, on behalf of themselves and the Settling Firm, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting the Settling Firm and certain affiliates from the provisions of Section 9(a) of the Investment Company Act.

On December 8, 2004, the Commission issued an order granting the Settling Firm and certain affiliates a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Final Judgment, until the date the Commission takes final action on the application for a permanent order. *In re American International Group, Inc., et. al.*, SEC Rel. No. IC-26690 (Dec. 8, 2004) ("Release"). In the Release, the Commission also issued a notice of the application for a permanent order exempting the Settling Firm and certain affiliates from Section 9(a) of the Investment Company Act, indicating that an order granting the application would be issued unless the Commission orders a hearing. Therefore, the Settling Firm or its associated persons are not barred or suspended from acting in any capacity under the federal securities laws as a result of the Final Judgment.

This position applies only to the disqualification under Rule 206(4)-3 resulting from the Final Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm or any of its associated persons.

Royal

Tara L. Royal
Senior Counsel

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT FACSIMILE

WRITER'S DIRECT E-MAIL ADDRESS

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

ORIENTAL PLAZA, TOWER E3
SUITE 1205
NO. 1 EAST CHANG AN AVENUE
DONG CHENG DISTRICT
BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 8518-2766
FACSIMILE (86-10) 8518-2760/61

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

December 8, 2004

FEDERAL EXPRESS

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth St., N.W., Mail Stop 0506
Washington, D.C. 20549

Re: American International Group, Inc.

Dear Mr. Scheidt:

We submit this letter on behalf of our client American International Group, Inc. ("AIG" or the "Settling Firm") in connection with a settlement agreement (the "Settlement") arising out of an investigation by the Securities and Exchange Commission (the "Commission") of alleged violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 10b-5 promulgated thereunder and Section 17(a) of the Securities Act of 1933 (the "Securities Act"), and of alleged aiding and abetting violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 promulgated thereunder, in connection with certain transactions involving special purpose entities ("SPEs") between subsidiaries of The PNC Financial Services Group, Inc. and certain subsidiaries of AIG and similar transactions marketed by certain subsidiaries of AIG to other publicly traded companies (the "Transactions").

AIG, through its subsidiaries, offers property and casualty and life insurance products to commercial, institutional and individual customers worldwide. AIG's global businesses also include retirement services, financial services and asset management. Although AIG is not an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), nor does it or any of its associated persons currently engage in solicitation activities on behalf of registered investment advisers, AIG and its associated persons may engage in such activities in the future. In addition, persons that become associated with AIG in the future may engage in such activities. AIG seeks the assurance of the staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays AIG, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below). While the Final Judgment in question does not operate to prohibit or suspend AIG or any of its associated persons from acting as or being associated with an investment adviser (except as provided in Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act")) [1] and does not relate to solicitation activities on behalf of investment advisers, the entry of the Final Judgment may affect the ability of AIG and its associated persons to receive cash payments for such activities. The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

AIG has engaged in settlement discussions with the staff of the Division of Enforcement in connection with the matters described above. As a result of these discussions, the Commission filed a complaint (the "Complaint") against AIG in the United States District Court for the District of Columbia (the "District Court") in a civil action captioned Securities and Exchange Commission v. American International Group, Inc. AIG neither admitted nor denied any of the allegations in the Complaint, except as to jurisdiction. On December 7, 2004, the District Court entered a final judgment against

[1] Under Section 9(a) of the Investment Company Act, AIG and its affiliated persons will, as a result of the Final Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or principal underwriter for any registered open-end investment company or registered unit investment trust. As of the date of this letter, AIG does not serve or act in any of the foregoing capacities. Affiliated persons of AIG who act in the capacities set forth in Section 9(a) of the Investment Company Act have filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and AIG and its future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). Such affiliated persons believe that they and AIG meet the standards for exemptive relief under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneous with the entry of the Final Judgment, and a permanent order in due course thereafter. In no event will AIG or any of its affiliated persons act in any capacity in violation of Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act, exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting upon the entry of the Final Judgment.

AIG relating to the Complaint (the "Final Judgment"), which enjoins AIG from future violations of Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder and Section 17(a) of the Securities Act, and from future aiding and abetting violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 promulgated thereunder and requires AIG to pay disgorgement in the amount of $39,821,000 and prejudgment interest and to comply with certain undertakings.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Final Judgment causes AIG to be disqualified under the Rule, and accordingly, absent no-action relief, AIG would be unable to receive cash payments, directly or indirectly, for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or

---

2 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

> suspending the right of such person to be associated with an investment adviser.[3]

The Final Judgment does not bar, suspend, or limit the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws (except as provided in Section 9(a) of the Investment Company Act).[4] The Settling Firm has not been sanctioned for activities as an investment adviser or its solicitation of advisory clients.[5] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit a registered investment adviser from paying AIG or its associated persons for engaging in solicitation activities under the Rule. In addition, the Commission staff has negotiated a settlement with the Settling Firm and reached a satisfactory conclusion to this matter that will require the Settling Firm to pay disgorgement in the amount of $39,821,000 and prejudgment interest in settlement of the matters addressed in the Final Judgment and to comply with the other undertakings set forth in the Final Judgment.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder and SRO rules or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[6]

---

3 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

4 *See* footnote 1.

5 AIG additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals performing solicitation activities been personally disqualified under the Rule.

6 *See, e.g.*, Deutsche Bank Securities Inc. SEC No-Action Letter (pub. avail. September 24, 2004); Citigroup Global Markets Inc., f/k/a Salomon Smith Barney Inc. SEC No-Action Letter (pub. avail. Oct. 31, 2003); Dougherty & Company LLC, SEC No-Action Letter (pub. avail. July 3, 2003); Prime Advisors, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); Prudential Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22,

UNDERTAKINGS

In connection with this request, the Settling Firm undertakes the following:

1. to conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm, which is subject to the Final Judgment;

2. the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[7]

3. to comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest and any other civil or administrative penalties or fines; and

4. for ten years from the date of the entry of the Final Judgment, AIG or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom AIG solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays AIG, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the Final Judgment and any related state or territory injunction.

1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail. May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Mitchell Hutchins Asset Management Inc. SEC No-Action Letter (pub. avail. Jan. 2, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC No-Action Letter (pub. avail. July 17, 1996); Carnegie Asset Management, SEC No-Action Letter (pub. avail. July 11, 1994); Salomon Brothers Inc., SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham, Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

[7] *See* footnote 1 and accompanying text.

Please do not hesitate to call the undersigned at (212) 373-3309 regarding this request.

Sincerely,

Raphael M. Russo

Raphael M. Russo

cc: Ernest T. Patrikis
American International Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

TELEFACSIMILE TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Audrey Woo

Organization: Paul, Weiss, Rifkind, Wharton & Garrison LLP

Telecopier Number: 212 492 0581

Total Number of Pages, Including Cover Sheet: 4

Comments:

FROM: Tara L. Royal
OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Telephone Number: *(202) 942-7973*
Telecopier Number: *(202) 628-0761*

If you do not receive all pages, please telephone the above number for assistance.